[redacted]

11015203

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

cm

SECURIT[...]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SMITH HAYES Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Centre Terrace, 1225 L Street
(No. and Street)

Lincoln	NE	68508
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allen J. Moore, President — 402-476-3000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 3/18

OATH OR AFFIRMATION

I, Allen J. Moore, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SMITH HAYES Financial Services Corporation (the "Company") for the year ended December 31, 2010 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________________ Date 2/24/11

President
Title

Subscribed and sworn to before me this 24th day of February, 2011.

Notary Public

GENERAL NOTARY - State of Nebraska
BRENDA M. MERRITT
My Comm. Exp. May 6, 2013

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition (Statement of Cash Flows).
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
()	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Included in (g) Above).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2010, Independent Auditors' Report, and Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Filed in Accordance With Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of SMITH HAYES Companies, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2011

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,748,976
Securities owned — at fair value	2,273,023
Commissions receivable	799,530
Due from clearing broker	25,357
Due from affiliates	706,185
Goodwill	86,884
Prepaid expenses and other assets	183,033
TOTAL	$ 5,822,988

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 757,927
Accrued salary and related expenses	1,414,470
Line of credit borrowings	476,757
Accrued deferred compensation	227,755
Total liabilities	2,876,909
COMMITMENTS AND CONTINGENCIES (NOTE 7)	
STOCKHOLDER'S EQUITY:	
Common stock — par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	734,845
Total stockholder's equity	2,946,079
TOTAL	$ 5,822,988

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — SMITH HAYES Financial Services Corporation (the "Company") was incorporated on September 16, 1985 and is a wholly-owned subsidiary of SMITH HAYES Companies (the "Parent"). The Company operates as a broker/dealer on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Use of Estimates — In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Cash Equivalents — The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Transactions — All transactions with and for customers are made with a clearing broker, dealer or investment company that carries the accounts of such customers on a settlement date basis. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis. For securities sold not yet purchased, the Company is obligated to purchase the securities at a future date at the then current market value.

Securities Owned — Securities owned consists primarily of municipal warrants and marketable securities. Municipal warrants of $2,272,513 are carried at fair value. Other securities of $510 are carried at fair value.

Goodwill — Goodwill was tested for impairment as of December 31, 2010 by comparing fair value to carrying value. No impairment loss was recognized during the year ended December 31, 2010.

Income Taxes — The Company files a consolidated return for income tax purposes with its Parent. Effective July 1, 2009, the Company elected a special tax status under Subchapter "S" of the Internal Revenue Code, which taxes the income of the Company at the stockholder level. The Company did not have any built-in gains as of July 1, 2009, the date of the Subchapter "S" election.

The Company has determined that no material uncertain tax positions exist as of December 31, 2010. The Company's open tax years for federal income purposes are 2007 through 2010. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions in income tax expense.

Subsequent Events – The Company has evaluated subsequent events through the date the statement of financial condition was issued and has determined that there are no material events that require adjustment to or disclosure in the statement of financial condition.

2. **NET CAPITAL REQUIREMENT**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At December 31, 2010, the Company had aggregate indebtedness of $2,876,908, net capital of $1,586,909, excess net capital of $1,336,909 and a ratio of "aggregate indebtedness" to "net capital" of 1.81 to 1.

3. **LEASE OBLIGATIONS**

The Company shares office facilities with its Parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage.

4. **RELATED PARTY TRANSACTIONS**

The Company was charged $22,000 per month by the Parent for the year ended December 31, 2010, for use of the furniture and fixtures owned by the Parent.

The Company sells municipal warrants to the Parent. During the year ended December 31, 2010, the Company sold municipal warrants to the Parent with a fair value of $26,307.

As of December 31, 2010, $219,706 was due from the Parent for the municipal warrants sold to the Parent and expenses paid on the Parent's behalf.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers. As of December 31, 2010, $486,479 was due from SHAI.

5. **EMPLOYEE BENEFIT PLANS**

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to the maximum amount allowed by federal regulations. The Parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants eligible to share in the contribution for the plan year. The Company did not make a profit sharing contribution to the ESOP and will make a 2% contribution to the 401(k) Plan for the year ended December 31, 2010. At December 31, 2010, $139,000 was accrued for the contribution to the 401(k) Plan.

The Company also has a nonqualified deferred bonus compensation plan which is provided to certain employees. Bonuses are principally based upon sales production. Amounts earned are paid on an annual basis following the calendar year earned. Monthly accruals are made so that the bonuses are fully accrued when they become payable.

6. **LINE OF CREDIT**

The Company has a $2,500,000 line of credit with a commercial bank. The purpose is to provide financing for municipal warrant inventory owned by the Company until resale to customers. The line of credit is secured by the Company's underwritten municipal warrants until sold to customers at which time the line of credit is repaid. The line matures March 30, 2011, and bears interest at 4.5% at

December 31, 2010. At December 31, 2010, $476,757 was outstanding on the line of credit. It is the Company's intent to renew the line of credit when it matures.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2010 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal matters from time to time. Management is of the opinion that none of these other legal actions will result in losses material to the financial position.

8. FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATION OF CREDIT RISK

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants and the carrying amount of its investment.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB Accounting Standards Codification (ASC), the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.

- Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include common stock of a privately held corporation.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosures" Topic of the FASB ASC hierarchy levels described above as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$2,272,513	$ 510	$ 2,273,023
Total assets accounted for at fair value:	$ -	$2,272,513	$ 510	$ 2,273,023

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned — The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants. The common stock investment is categorized as Level 3 as internal valuations are required.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 24, 2011

To the Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the financial statements of SMITH HAYES Financial Services Corporation (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP